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                           [ELLER MEDIA COMPANY LOGO]


                                                                    May 7, 1997


VIA FACSIMILE AND EDGAR TRANSMISSION
------------------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Sanjay M. Shirodkar, Esq.

        Re: Eller Media Corporation
            Registration Statement on Form S-1
            Commission File No. 333-17649
            ----------------------------------


Ladies and Gentlemen:

        Please be advised that Eller Media Corporation, a Delaware corporation (the "Company"), hereby withdraws the above-referenced registration statement (the "Registration Statement") pursuant to Rule 477 under the Securities Act of 1933, as amended, effective immediately. The Company is withdrawing the Registration Statement due to the acquisition of the Company by Clear Channel Communications, a Texas corporation. The undersigned represents that the securities proposed to be registered or offered have not been publicly sold or offered.

        Thank you for your assistance.


                                                Very truly yours,



                                                /s/ Karl Eller

                                                Karl Eller
                                                Chief Executive Officer


cc: Paul J. Meyer, Esq.
    Kenneth E. Wyker, Esq.
    Thomas W. Dobson, Esq.
    R.W. Smith, Jr., Esq.



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